Exhibit 99.1

News Release

Immediate Release

Woodlot Alternatives joins North American design firm Stantec

PORTLAND ME (October 1, 2007) TSX:STN; NYSE:SXC

Woodlot Alternatives, a 65-person consulting firm based in Topsham, Maine, has joined Stantec. Woodlot specializes in natural resource assessment, permitting, and environmental engineering from offices in Maine, Massachusetts, and Vermont.

“We’ve expanded our reach in Maine and New England significantly this year,” Stantec President & CEO Tony Franceschini says. ”The addition of Woodlot further strengthens our presence in this region and enhances the services we offer our clients, particularly in the area of wind power.”

Woodlot has focused on the wind, liquefied natural gas, and natural gas energy sectors for the last several years, conducting natural resource investigations, impact assessments, and environmental permitting for projects in both the US and Mexico. In the past five years, the company has completed studies at over 60 proposed wind farm sites. Woodlot has also been involved in several recent, high-profile environmental projects in New England, including the ecological risk assessment and restoration of the Housatonic River in western Massachusetts, the environmental impacts of a proposed new exit on Interstate 93 near Boston, and the removal of two large dams in the Penobscot River in Maine.

“Joining Stantec gives us the opportunity to continue building on the growth we’ve experienced in the last decade,” says Woodlot President John P. Lortie, who will continue with Stantec as a vice president. “With their wide network of tools and resources, we’ll have even more services to bring to our clients and greater exposure across the continent for our existing areas of expertise.”

Woodlot was founded in 1987 and has offices in Topsham, Maine, Pittsfield, Massachusetts, and South Burlington, Vermont. The addition of Woodlot marks Stantec’s third acquisition in Maine in the last two years, following Land Use Consultants in April of this year and Dufresne-Henry in April of 2006. Stantec has also signed a letter of intent to acquire another local firm, Neill and Gunter, a consulting engineering firm with approximately 130 employees in Portland. That transaction is expected to be complete in October. Currently, Stantec has over 40 employees in offices located in Portland and Presque Isle. With the acquisition of Woodlot and other pending transactions, the firm expects to have well over 200 employees in the state by the end of the year, with the vast majority of those employees located in the greater Portland area.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 7,000 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Woodlot Contact John P. Lortie President Tel: (207) 729-1199 jlortie@woodlotalt.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.